SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            ORBIT INTERNATIONAL CORP.
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                   685559-10-6
                                 (CUSIP Number)

                             Elliot H. Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  May 30, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  685559-10-6

________________________________________________________________________________
1) Name of Reporting Person - I.R.S. Identification Nos. of above person. Bruce Reissman
________________________________________________________________________________
2)     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
          (a)  [   ]
          (b)  [   ]
________________________________________________________________________________
3)     SEC  Use  Only
________________________________________________________________________________
4)     Source  of  Funds  (See  Instructions)
       PF
________________________________________________________________________________
5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]
________________________________________________________________________________
6)     Citizenship  or  Place  of  Organization
       U.S.A.
________________________________________________________________________________
               7)    Sole  Voting  Power
                     484,214*
               _________________________________________________________________
NUMBER         8)    Shared  Voting  Power
OF  SHARES             0
BENEFICIALLY   _________________________________________________________________
OWNED  BY      9)    Sole  Dispositive  Power
EACH                 484,214*
               _________________________________________________________________
REPORTING
PERSON  WITH  10)    Shared  Dispositive  Power
                       0
_______________________________________________________________________________
11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
        484,214*
_______________________________________________________________________________
12)     Check  Box  if  the  Aggregate  Amount  in  Row  (11)  Excludes  Certain
        Shares     (See  Instructions)    [   ]
_______________________________________________________________________________
13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)
        16.32%
_______________________________________________________________________________
14)     Type  of  Reporting  Person  (See  Instructions)
        IN
_______________________________________________________________________________
*  Reflects  a  twenty-five  (25%)  stock  dividend  effective  August 15, 2003.

Item  1.     Security  and  Issuer.
             ---------------------

     This statement (this "Statement") relates to the common stock, par value $0.10 per share ("Common Stock") of Orbit International Corp., a Delaware corporation ("Orbit"). The principal executive offices of Orbit are located at 80 Cabot Court, Hauppauge, New York 11788.


Item  2.     Identity  and  Background.
             -------------------------

     (a)     This  Statement  is  being  filed  by  Bruce  Reissman.

     (b) The business address of Bruce Reissman is c/o Orbit International Corp., 80 Cabot Court,
Hauppauge,  New  York  11788.

     (c) Bruce Reissman is Executive Vice President, Chief Operating Officer and a director of Orbit. Orbit is engaged in the design, manufacture and sale of customized electronic components and subsystems, and the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display. Its principal office is located at 80 Cabot Court, Hauppauge, New York 11788.

     (d)-(e) Bruce Reissman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)     Bruce  Reissman  is  a  citizen  of  the  United  States.


Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.*
             --------------------------------------------------------

     Bruce Reissman was granted an option to purchase 25,000 shares of Common Stock at $5.64 per share, which become exercisable on July 29, 2004, pursuant to Orbit's 2003 Employee Stock Incentive Plan. The event which requires the filing of this Statement is Mr. Reissman's right to exercise the foregoing option and acquire 25,000 shares of Common Stock within 60 sixty days of the date hereof. Should Mr. Reissman exercise such option, he anticipates that the source of consideration paid to Orbit upon exercise would be personal funds.


Item  4.     Purpose  of  Transaction.*
             ------------------------

     The option to purchase 25,000 shares of Common Stock was granted to Bruce Reissman pursuant to Orbit's 2003 Employee Stock Incentive Plan. Mr. Reissman, as an officer and a director of Orbit, is eligible to receive stock options in both capacities.

     Except as otherwise described herein, Bruce Reissman does not have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule  13D.

Item  5.     Interest  in  Securities  of  the  Issuer.*
             -----------------------------------------

     (a) At the date of this Statement, Bruce Reissman beneficially owns 484,214 shares of Common Stock of Orbit, which includes options to purchase
189,583 shares of Orbit's Common Stock, 25,000 of which are not exercisable until July 29, 2004. This represents beneficial ownership of approximately 16.32% of the 2,778,118 total number of issued and outstanding shares of Common Stock of Orbit as of May 30, 2004.

     (b) Bruce Reissman has sole disposition and voting power with respect to all 484,214 shares of Common Stock of Orbit beneficially owned by Mr. Reissman.

     (c)     Not  Applicable.

     (d)     Not  Applicable.

     (e)     Not  Applicable.


Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
             ------------------------------------------------------------------
             Respect  to  Securities  of  the  Issuer.
             -----------------------------------------

     Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Bruce Reissman and any other person or entity with respect to any securities of Orbit, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item  7.     Material  to  be  Filed  as  Exhibits.
             -------------------------------------

     None.
*  Reflects  a  twenty-five  (25%)  stock  dividend  effective  August 15, 2003.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June  8,  2004



                                   /s/  Bruce  Reissman
                                   --------------------
                                   Bruce  Reissman